700 West 47th Street, Suite 1000 Kansas City, MO 64112 (816) 753-1000 Facsimile: (816) 753-1536 www.polsinelli.com
Marc Salle (816) 360-4137 msalle@polsinelli.com

November 4, 2009

VIA E-MAIL AND EDGAR
livingstonj@sec.gov
lama@sec.gov

Jessica Livingston, Esq. Staff Attorney Alicia Lam, Esq. Staff Attorney Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

RE:	Freedom Financial Group, Inc.
Amendment No. 1 to Schedule 14A
Filed October 22, 2009
File No. 000-51286

Dear Ms. Livingston and Ms. Lam:

We have received a copy of your comment letter of November 3, 2009 to Mr. Jerry Fenstermaker, President and Chief Executive Officer of Freedom Financial Group, Inc. (“FFG” or the “Company”) with respect to the above-referenced filing.  We appreciate your comments and have been asked by FFG to provide the following responses.  For your convenience, we have reproduced each comment prior to the response to which it relates.

In addition, we respectfully enclose a copy of the proposed definitive proxy statement in accordance with your comments, blacklined to show the changes made from Amendment No. 1 to the preliminary.

In connection with this response, the Company has asked us to advise you that it acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Kansas City St. Louis Chicago Denver Phoenix Washington, DC New York Wilmington, DE

Jessica Livingston, Esq.
November 4, 2009

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.
We note that in your letter to stockholders, you urge stockholders to vote by signing the enclosed proxy card and mailing it to the Company in the accompanying stamped envelope at the stockholder’s earliest convenience, and in any event no later than November 20, 2009.  Please revise this and page 33 of the proxy statement, to clarify whether you will not accept proxies that have been postmarked past November 20, 2009 or whether you will accept any proxies that are received by the company until a certain date.  Please also revise the letter to the stockholders and page 33 to include information regarding internet and phone voting.  Please also revise to include this information in the section, “Introduction” on page 1.

The Company has revised the stockholder letter and the sections entitled “Introduction” and “Questions and Answers Regarding This Solicitation and Voting at the Special Meeting – What do stockholders need to do now?” to clarify that the Company will accept proxies received before the special meeting is called to order.

The Company has also revised the stockholder letter and “Introduction” and “Voting and Revocation of Proxy” to include the information regarding internet and telephone voting.

2.
We note on page 80 that you state that any stockholder giving a proxy has the power to revoke it by giving written notice to the Secretary of the Company at any time before the proxy is exercised, including by filing a later-dated Proxy Card with the Secretary or by appearing in person at the Special Meeting and making a written demand to vote in person.  Please revise to provide more details as to when and how a proxy can be revoked.  For example, please describe all of the methods in which you can provide written notice and please clarify what date and time the written notices for all the methods must be received by the company.  Additionally, please revise your letter to stockholders, the section “Introduction” on page 1, and the section “What do stockholders need to do now?” to include this information.

The Company has revised the stockholder letter and the sections referred to in Response 1 to state that stockholders may revoke a proxy by attending the meeting and voting in person, sending a written notice to the corporate Secretary, filing another duly executed proxy card bearing a later date, re-submitting a vote on the Internet or re-voting by telephone.

Background and Reasons for the Asset Sale, page 14

3.
Please revise your disclosure on page 20 regarding the ACA offer received on September 10, 2009 to include the percentage of the unpaid principal balance on the current receivables ACA offered to pay.  Please also revise your disclosure on page 21 regarding the ACA offer received on September 30, 2009 to state the total anticipated purchase price of the offer.

Jessica Livingston, Esq.
November 4, 2009

The Company has revised the disclosures in “Background and Reasons for the Asset Sale” to include the percentage of the unpaid principal balance on the current receivables ACA offered to pay and what management believed was the total approximate anticipated purchase price embodied by the ACA offer.

Questions and Answers, page 25

4.
Please revise to add a question and answer discussing whether the plan of dissolution is conditioned upon the asset sale and what will occur if the shareholders approve the plan of dissolution but not the asset sale.

The Company has added a separate question and answer discussing whether the Plan of Dissolution is conditioned on the Asset Sale and what will occur if stockholders approve the Plan of Dissolution and not the Asset Sale.

Is the Asset Sale Conditioned upon the Plan …, page 25

5.
Please revise the answer to discuss what will occur if the shareholders approve the asset sale but not the plan of dissolution and there are not enough assets remaining after satisfaction of the ReMark Loan to profitably conduct the business.

The Company has revised the answer to provide the information requested in this comment.

Factors to be Considered …, page 35

6.	Please revise the first paragraph on page 36 to describe how the decline in the overall size of your portfolio is connected to the company’s liquidity and ability to continue as a going concern.

The Company has revised the discussion to explain that as a result of it having ceased purchasing new loans on September 23, 2009, the overall size of its portfolio has begun to decline as existing portfolio loans continue to pay down.  As a result of the decrease in the outstanding balance of the portfolio, FFG expects its interest income to decline as well.  To meet the Company’s fixed costs, the Company must generate sufficient interest income to meet operating expenses.  Its ability to generate that interest income depends upon the size of its loan portfolio.  A reduction in portfolio size and corresponding decrease in interest income will thus have a significant adverse effect on FFG’s liquidity, which in turn will significantly impair its ability to continue as a going concern.

Jessica Livingston, Esq.
November 4, 2009

If our expectations …, page 36

7.
We note that you state that any increase in the delinquency rate could decrease the purchase price payable by ACA and that you have estimated the amount of cash to be distributed to stockholders by estimating the net realizable value of your accounts receivable.  Please describe whether you believe that there may be an increase in the delinquency rate and if so, whether your estimation of the net realizable value of your accounts was adjusted for the possible increase in the delinquency rate.

The Company has augmented this discussion to state that it has no expectation of any material deterioration in the delinquency rate of the loan portfolio.

Distributions to our stockholders could be delayed …, page 38

8.
In the last paragraph of this factor, you describe how claims and demands may be asserted against the company at any time during the three years following the effective date and that the company may retain for distribution at a later date some or all of the estimated amounts that you expect to distribute to shareholders.  Please separate this information into a separate factor.

The Company has separated this information into a separate risk factor.

Opinion of ValuCorp International, Inc., page 54

9.
We note that you have qualified the summary of the ValuCorp opinion in its entirety by reference to the full text of the opinion.  Please include a copy of the fairness opinion as an appendix to the proxy statement.

A copy of the ValuCorp opinion is attached as Appendix C to the proxy statement.

10.
We note that ValuCorp relied on data from June 30, 2009.  However, we note that the principal balances of each receivable category is fluid.  Please address whether there have been any material changes to the principal balances of each receivable category since June 30, 2009.

The Company has disclosed in “Purchase Price and Terms of the Proposed FIFS Transaction” that the table on page 51 shows the difference in the principal balances of various categories between June 30 and August 31, 2009.  Also, since FFG is no longer buying receivables, the normal amortization of principal balances as a result of the application of borrowers’ payments will result in a reduction in the principal balance within each receivables category.

11.
We note that you state on page 58 that management selected ValuCorp to render its opinion on the fairness of the FIFS Transaction based on a number of things including the previous experience of ValuCorp’s services by one Board member.  If this is a material relationship that existed during the past two years, please revise your disclosure to describe this relationship and any compensation which was received or is to be received as a result of this relationship.

Jessica Livingston, Esq.
November 4, 2009

The Board member referred to, Mr. Schweigert, has advised the Company that he does not have, nor has he ever had, any personal or professional relationship with ValuCorp or any of its principals.  The Company has revised the disclosure by stating that a Board member had “knowledge” of ValuCorp, but that no Board member or officer has, or has had, any personal or professional relationship with ValuCorp or its principals.

Interests of Management in the Dissolution of the Company, page 73

12.
Please revise to provide a brief discussion of how the amount of Mr. Holgate’s retention bonus will be determined and please revise to discuss how Mr. Fenstermaker’s severance and employment agreement create an interest in the matters to be voted on.

The Company has revised this section to provide a brief discussion of how the amount of Mr. Holgate’s retention bonus will be determined and to explain that the payment of severance compensation in accordance with Mr. Fenstermaker’s employment agreement is designed in part to incentivize him to maximize the purchase price for the Company and the amount distributable to stockholders.  Additionally, Mr. Fenstermaker’s severance compensation gives him an interest in assuring the Company’s financial viability to meet its contractual obligations, and Mr. Fenstermaker is also the Company’s largest stockholder and would thus receive the largest single share of any distribution to the stockholders in the dissolution and liquidation of the Company.

Solicitation of Proxies, page 80

13.
We note that you state that the proxy Solicitor will receive additional compensation relative to its successful contact with stockholders.  Please revise to clarify the amount of this additional compensation.  See Item 4(a)(3) of Schedule 14A.

This section has been revised to describe this additional compensation.

Auto Receivables Purchase Agreement, page A-1

14.	We note that you refer to Schedule A of the agreement. Please include Schedule A of the agreement.

Schedule A is a 71-page list of each receivable and its amount.  The Company does not believe Schedule A is material to investors and believes it would unnecessarily add to the expense of printing and delivering the proxy statement.  A statement to that effect has been included in this section.

Jessica Livingston, Esq.
November 4, 2009

Form 10-K for Fiscal Year Ended December 31, 2008

General

15.	In future filings, please provide the information required by Item 406 of Regulation S-K.

The Company will in future filings provide the information requested by this comment.

Item 11.  Executive Compensation, page 39

16.	In future filings, please provide the information required by Item 402(p) of Regulation S-K.

The Company has no options outstanding and has omitted the Outstanding Equity Awards Table from its Form 10-K for that reason.

Item 13.  Certain Relationship and Related Transactions, page 39

17.
We note that you state that on December 8, 2008, in connection with Mr. Holgate’s employment agreement, the Company purchased real estate located in Springfield, Missouri, from Mr. Holgate and his spouse for the sum of approximately $345,000.  Please tell us what the market value was of the real estate purchased on the most recent practicable date before the transaction.  See Item 404(a)(6) of Regulation S-K.

The real estate was appraised on November 18, 2008 at $420,000.  The Company purchased the real estate from Mr. Holgate for $345,000.

Supplementally, on November 4, 2009, we received from counsel for ReMark an Amendment 3 to the Loan Agreement, pursuant to which ReMark will (i) waive its last look rights with respect to the Asset Sale, (ii) consent to the Asset Sale, and (iii) extend the forbearance period to December 15, 2009.  The Company intends to modify those portions of the proxy statement which describe this issue (see pages 23 and 24) if such actions are accomplished before the proxy statement is printed.

As we discussed in our telephone conversation on November 3, 2009, the Company must make the proxy statement available to stockholders by no later than Monday, November 9 in order to provide 20 days notice of the meeting to the stockholders as required by law.  Accordingly, the Company would be most grateful if you could advise us by the close of business on Thursday, November 5, whether you have any further comments on the proxy statement and will consent to the Company filing a final proxy statement reflecting your comments in lieu of a further amendment to the preliminary before the proxy statement goes effective.  If we do not receive your consent to file the final proxy statement by the close of business on Thursday, November 5, the Company will be required to move the date of the stockholder meeting and the mailing date in order to satisfy its obligation to provide sufficient notice to its stockholders.  The Company must obtain stockholder approval before the Asset Sale is closed and must close the Asset Sale in order to pay off the ReMark Loan by the expiration of the forbearance period.  Your sensitivity to and accommodation of these exigencies is greatly appreciated.

Jessica Livingston, Esq.
November 4, 2009

Thank you very much.  Please contact Amy Abrams, 816.572.4654, aabrams@polsinelli.com, or me at 816.360.4137, msalle@polsinelli.com, with any questions or further comments.

Sincerely,
/s/ Marc Salle
Marc Salle

MAS:lld
Enc.
cc:	Jerry Fenstermaker
Kevin Maxwell
Thomas J. O’Neal, Esq.
Jacob W. Bayer, Jr., Esq.
Amy C. Hornbeck Abrams, Esq.